TRAFFIC AND CAPACITY STATISTICS - February 2003

Summary of the headline figures
In February 2003, overall load factor remained flat at 66.1 per cent. Passenger capacity, measured in Available Seat Kilometres, was 3.5 per cent below February 2002 and traffic, measured in Revenue Passenger Kilometres, was lower by 5.6 per cent. This resulted in a passenger load factor down 1.6 points versus last year, to 70.0 per cent. A number of operational issues have impacted the month including, snow and ice at London Heathrow and major snow storms at many of our US east coast gateways and security alerts and Heathrow and Gatwick. The fall in traffic comprised a 14.3 per cent reduction in premium traffic and a 5.6 per cent decrease in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, increased by 0.9 per cent.

Market conditions
The economic and political environment is challenging as the threat of war and terrorism grows.

Strategic Developments
British Airways criticised the Civil Aviation Authority for failing to revise its new pricing regime at Heathrow airport which will allow the airport operator, BAA, to raise landing charges by up to 50 per cent over the next five years.

The airline believes the new charges, which will come into force on April 1, 2003, are stacked against airlines and passengers and go way beyond the requirements needed to fund BAA's capital programme over the next five years.

British Airways introduced a short term policy to allow customers to change their ticket reservation free of charge on long haul economy tickets, including restricted tickets that currently do not allow changes. The new arrangement applies to reservations made between 14 February and 17 March 2003 which can be changed anytime up to 31 May 2003, for travel until the end of December 2003. Customers can choose to change their destination, dates or class of travel.

A three month internet trial began on a British Airways 747-400 aircraft, on services between London Heathrow and New York using Connexion Boeing broadband system. Passengers can plug in their laptop from their seat and access personal and work emails, corporate intranets and the web.

British Airways, its oneworld partner Iberia and franchise partner GB Airways announced new codeshare routes from February 20 on services between London Heathrow and Seville, Valencia, Malaga, Santiago de Compostela and Bilbao and services between London, Gatwick and Madrid, Barcelona and Bilbao.

Iberia added its code to nine GB Airways operated services; London Gatwick and Almeria, Girona-Costa Brava, Gran Canaria, Lanzarote, Mahon-Menorca, Malaga, Seville and Valencia, and London Heathrow to Malaga.

British Airways and its oneworld partner Cathay Pacific Airways increased their code-shared destinations to nineteen with the announcement of extra code-share flights to Seoul, Copenhagen and Lisbon.

From 4 March 2003, British Airways will add its code to a daily Cathay Pacific flight between Hong Kong and Seoul providing smoother connections and improved choice for passengers travelling to Asia Pacific.

At the same time, Cathay Pacific will add its code on selected British Airways' European flights operating between London Heathrow and Copenhagen and Lisbon providing smoother European connections for passengers travelling on Cathay Pacific's flights between London and Hong Kong.

March 5, 2003

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

        Month of February         Financial year to date
                        April through February
BRITISH AIRWAYS GROUP             Change               Change
SCHEDULED SERVICES         2003   2002     (%)        2002/3  2001/2     (%)

Passengers carried (000)
UK/Europe                   1923    1895    +1.5      24522     25166    -2.6
Americas                     465     479    -2.9       6123      6092    +0.5
Asia Pacific                 113     147   -22.9       1431      1625   -11.9
Africa and Middle East      220    217     +1.4       2368      2539    -6.7
Total                       2722    2738    -0.6      34445     35422    -2.8

Revenue passenger km (m)
UK/Europe                   1458    1463    -0.4      19220     20167     -4.7
Americas                    3159    3293    -4.1      41319     41666     -0.8
Asia Pacific                1171    1502   -22.0      14645     16398    -10.7
Africa and Middle East     1510   1477     +2.2      16025    17192      -6.8
Total                       7298    7735    -5.6      91208     95424     -4.4

Available seat km (m)
UK/Europe                   2358    2399    -1.7      28722     32224    -10.9
Americas                    4521    4534    -0.3      56372     57874     -2.6
Asia Pacific                1566    1923   -18.5      18920     22408    -15.6
Africa and Middle East     1983   1950     +1.7      22501    24266      -7.3
Total                      10429   10806    -3.5     126515     136772    -7.5

Passenger load factor (%)
UK/Europe                  61.8     61.0    +0.8    pts     66.9    62.6    +4.3     pts
Americas                   69.9     72.6    -2.7    pts     73.3    72.0    +1.3     pts
Asia Pacific               74.8     78.1    -3.3    pts     77.4    73.2    +4.2     pts
Africa and Middle East    76.1    75.8     +0.3    pts    71.2     70.8    +0.4    pts
Total                      70.0     71.6    -1.6    pts     72.1    69.8    +2.3     pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)       323    321     +0.9          3850     3658     +5.3
Total RTK                  1051     1089    -3.5         12972    13203     -1.8
Available tonne km (m)    1589    1649     -3.6        19430     20778    -6.5

Overall load factor (%)    66.1    66.1     +0.0    pts    66.8     63.5  +3.3    pts

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's 'Future Size and Shape' programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2002.

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